FOIA Confidential Treatment

requested by Progress Software Corporation

pursuant to 17 C.F.R. § 200.83

Certain confidential information identified by “[***]” has been omitted.

April 15, 2024

Chen Chen

Kathleen Collins

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re: Progress Software Corporation (the “Company”)

Annual Report on Form 10-K for the fiscal year ended November 30, 2023

File No. 000-19417

Dear Ms. Chen and Ms. Collins:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated March 13, 2024 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2023. For ease of reference, your comments appear in italics directly above the Company’s responses.

Please note that due to the commercially sensitive nature of certain information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to 17 C.F.R. § 200.83 (“Rule 83”). We are redacting the information from the version filed via EDGAR and replacing it with a placeholder marked with “[***].” The Company has provided an unredacted version of this letter to the Staff and filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83.

Annual Report on Form 10-K for the fiscal year ended November 30, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

1.	We note you describe multiple factors that impacted your results of operations; however, you do not appear to quantify the impact of, or explain the drivers behind, each factor. For example:

•	You attribute the increase in revenue for fiscal 2023 to the acquisition of MarkLogic, as well as increases in various product offerings such as OpenEdge, Kemp LoadMaster, Sitefinity, Ipswitch, DevTools, Corticon, and Chef.

•	You state that the increase in maintenance revenue was primarily due to the acquisition of MarkLogic, as well as an increase in maintenance revenue from OpenEdge, Chef, and DevTools product offerings, which was partially offset by a decrease in Kemp LoadMaster maintenance revenue.

•	You attribute the increase in professional services revenue to MarkLogic, which was partially offset by a decrease in professional services revenue of Chef.

Please revise throughout to quantify each material factor, including any offsetting factors that contributed to your results of operations, including a quantified discussion for each of the acquisitions or product offerings that contributed to such change. In addition, you should refrain from using qualitative terms such as "primarily" in lieu of providing specific quantitative disclosure. Refer to Item 303(b) of Regulation S-K.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

April 15, 2024

FOIA Confidential Treatment

requested by Progress Software Corporation

pursuant to 17 C.F.R. § 200.83

Certain confidential information identified by “[***]” has been omitted.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that except for recent acquisitions (revenue for the period is disclosed in our Business Combinations footnote), fluctuations in our revenue attributable to individual products are generally not material to the Company as a whole. The Company provides a qualitative discussion of individual products to help investors and other readers get a general understanding of our product offerings and allow them to compare our product portfolio to those of competitors, but these references were not intended to distinguish products based on economic contributions. In future filings, the Company will quantify the material factors that contributed to our results of operations as appropriate. For example, in our latest Form 10-Q for the quarter ended February 29, 2024, filed with the SEC on April 8, 2024, we quantified the impact MarkLogic had on revenues for the quarter given the fact that such impact was material following the acquisition. We also mentioned OpenEdge as having contributed to our growth, however, OpenEdge, as compared to prior periods, did not have a material impact on our results of operations for the quarter. As also shown in response to comment 4 below, historical changes in revenue for individual products have not resulted in a material impact to our results of operations on a comparative basis.

Select Performance Metrics

Annual Recurring Revenue (ARR), page 29

2.	Please address the following as it relates to your measure of annual recurring revenue (ARR) and revise your disclosures as necessary:

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that to better align this performance metric with how management uses it in measuring the Company’s performance, it will change the definition of ARR to “Annualized Recurring Revenue” from “Annual Recurring Revenue” and revise related discussion in its future filings.

•	Clarify what is meant by "monthly recurring revenue from committed contractual amounts," which you use to determine monthly recurring revenue (MRR). In this regard, tell us whether the committed contractual amount includes any portion of the contract value that has been allocated to the software license and recognized as revenue up-front at the point in time when control was transferred.

Response: ARR reflects the annualized value of multi-year contracts and contracts with terms less than one year by dividing the contract value of each contract by the number of months in the contractual term to arrive at (MRR) and then multiplying that value by 12 to arrive at ARR. Therefore "monthly recurring revenue from committed contractual amounts," represents a calculation the Company uses which allows it to derive the annualized value of each contract. As shown below, in our updated definition to be included in future filings, we will omit “committed” from the definition.

Revenue from term-based license and on-premises subscription arrangements include a portion of the arrangement consideration that is allocated to the software license that is recognized up-front at the point in time control is transferred under ASC 606 revenue recognition principles. ARR for these arrangements is calculated as described above and includes that portion of contract value that has been allocated to the software license and recognized as revenue up-front.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

April 15, 2024

FOIA Confidential Treatment

requested by Progress Software Corporation

pursuant to 17 C.F.R. § 200.83

Certain confidential information identified by “[***]” has been omitted.

•	Explain what is meant by "additional usage" used in determining MRR and how you determined it is appropriate to annualize such usage.

Response: The Company has a small subset of customers which contractually report monthly usage that the Company annualizes at the end of a reporting period by multiplying by 12. The ARR from “additional usage” is immaterial as it is less than 1/10th of 1% of total ARR.

In future filings, the Company will remove reference to “additional usage,” if it continues to remain immaterial, and will disclose a revised definition of ARR as detailed in the response below.

•	Revise your discussion of ARR to describe further how ARR differs from GAAP revenue and specifically address the timing of revenue recognition related to the license performance obligation, if applicable.

Response: Please see the discussion above and note the Company’s revised definition of ARR is as follows (bold text represents new language, strikethrough represents deleted language):

Annualized Recurring Revenue (“ARR”)

We ~~are providing an~~ disclose ARR as a performance metric to help investors better understand and assess the performance of our business because our mix of revenue generated from recurring sources currently represents the substantial majority of our revenues and is expected to continue in the future ~~has increased in recent years~~. We define ARR as the annualized recurring revenue of term-based contracts from all customers at a point in time. ARR represents the annualized contract value for all active and contractually binding term-based contracts at the end of a period. ARR includes revenue from maintenance, software upgrade rights, public cloud, and on-premises subscription-based transactions and managed services. ARR mitigates fluctuations in revenue due to seasonality, contract term and the sales mix of subscriptions for term-based licenses and SaaS. Management uses ARR to understand customer trends and the overall health of the Company’s business, helping it to formulate strategic business decisions.

~~We define ARR as the annual recurring revenue of term-based contracts from all customers at a point in time. We calculate ARR by taking monthly recurring revenue, or MRR, and multiplying it by 12. MRR for each month is calculated by aggregating, for all customers during that month, monthly revenue from committed contractual amounts, additional usage and monthly subscriptions.~~ ARR reflects the annualized value of multi-year contracts and contracts with terms less than one year by dividing the total contract value of each contract by the number of months in the term and then multiplying by 12. Annualizing contracts with terms less than one-year results in amounts being included in our ARR that are in excess of the total contract value for those contracts at the end of the reporting period. The assumption is that these short-term contracts will renew in alignment with a customer’s other contracts or will renew at the end of their current term. The Company’s historic experience demonstrates that short-term contracts are typically renewed in a similar manner to its annual and multi-year contracts.

Revenue from term-based license and on-premises subscription arrangements include a portion of the arrangement consideration that is allocated to the software license that is recognized up-front at the point in time control is transferred under ASC 606 revenue recognition principles. ARR for these arrangements is calculated as described above. The assumption is that the total contract value, inclusive of revenue recognized as software license, will be renewed at the end of the contract term.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

April 15, 2024

FOIA Confidential Treatment

requested by Progress Software Corporation

pursuant to 17 C.F.R. § 200.83

Certain confidential information identified by “[***]” has been omitted.

The calculation is done at constant currency using the current year budgeted exchange rates for all periods presented.

ARR is not ~~calculated in accordance with~~ defined in GAAP and is not derived from a GAAP measure. Rather, ARR generally aligns to billings (as opposed to GAAP revenue which aligns to the transfer of control of each performance obligation). ARR does not have any standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items. ARR is not a forecast and the active contracts at the end of a reporting period used in calculating ARR may or may not be extended or renewed by our customers.

Recent Developments: MOVEit Vulnerability, page 34

3.	In an effort to provide additional context to assist investors in understanding your definition of “MOVEit Vulnerability,” please revise to explain what is meant by “zero-day vulnerability.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings it will explain what is meant by a “zero-day vulnerability” by way of the following discussion, which the Company believes is consistent with the market definition:

A “zero-day vulnerability” is a vulnerability that has been publicly disclosed (e.g., by an independent researcher or threat actor) before the software vendor has an opportunity to patch it.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 18. Business Segments and International Operations, page 72

4.	We note your qualitative discussion both here and in the earnings call transcripts regarding the impact of your various product offerings on revenues and certain operating metrics. Please tell us how you considered the guidance in ASC 280-10-50-40 to provide revenue by each product or service or similar product or services. In your response, provide us with a breakdown of revenue for each of the products identified on pages 4 and 5.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it considers and follows the provisions of ASC 280-10-50-40, “Information about Products and Services” (“ASC 280-10-50-40”), when preparing its financial statements. ASC 280-10-50-40 states that a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The Company believes that the segment aggregation characteristics specified in ASC 280-10-50-11 provide relevant guidance in determining whether products and services are similar. The Company also considers the revenue disaggregation guidance in ASC 606-10-55-90 in determining what qualitative and quantitative information should be disclosed so that financial statement users can understand the nature, amount, timing, and uncertainty of revenue and cash flows generated from its contracts with customers.

The Company provides software and related maintenance and services that enable organizations to develop and deploy their mission-critical applications and experiences, as well as effectively manage their data platforms, cloud and IT infrastructure. We have a suite of software products, including approximately 12 different product brands. In considering the disclosure requirements of ASC 280-10-50-40, the Company concluded the Company’s products are operationally and economically similar in terms of the nature of the products, the production process, how they are sold and distributed, the type and class of customers, and the applicable regulatory requirements. In arriving at this determination, the Company engaged in an analysis of several factors, including, but not limited to, the following:

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

April 15, 2024

FOIA Confidential Treatment

requested by Progress Software Corporation

pursuant to 17 C.F.R. § 200.83

Certain confidential information identified by “[***]” has been omitted.

•	Nature of the Products:

Similar products generally have similar purposes or end users and may have similar types of risks and opportunities for growth. The Company’s products are all sold within the software infrastructure sector to IT managers or developers. The products are marketed globally, both directly to end users and indirectly to independent software vendors (ISVs), original equipment manufacturers (OEMs), and system integrators. Management considers the growth opportunities for the Company’s products to be similar due to the mature nature of all of our product offerings.

•	Nature of the Production Process:

To assess whether the Company’s products have similar production processes, the Company considered the following attributes: (i) sharing of common or interchangeable production or sales facilities, labor force, or service group and (ii) similar levels of labor or capital.

All of the Company’s products are software products that are designed to support developing, deploying, and managing high-impact business applications, digital experiences, and business systems. All products share a common lifecycle of development, test/secure, and deployment. Further, all of our products are supported by teams comprised of: (i) Product Team: product managers, product marketing managers, developers, and architects; (ii) Sales/Marketing team: digital marketers, demand generation, field marketers, inside and outside sales, and sales engineers; and (iii) Support/Services: technical support and professional services. Management encourages the sharing of resources and where appropriate, the Company’s teams share best practices. The Company also shares certain functionality across products. Finally, the Company’s product teams use a variety of standard tools, programming languages, database, repository, testing, security, requirements planning and tracking, which are generally consistent across the products.

•	Sales and Distribution:

The Company’s software products are supported by a combination of direct sales and partner sales, including distributors. Each of the Company’s products is supported by a website augmented with integrated digital marketing efforts.

•	Type and Class of Customers:

To assess whether the Company’s products have similar customers, the following attributes were considered: (i) similar marketing and promotional efforts, common or interchangeable sales forces, average spending per customer, and customer demographics, such as average age and income; (ii) combination of retail and wholesale operations; (iii) the region or geography in which the products are services are marketed; and (iv) the industry the customer is in.

The Company uses a common set of Marketing Technology systems to manage the sales and marketing process across its products. The Company also shares and uses a similar set of marketing and sales activity that includes digital and in-person events. Many of the products are supported with both inside and outside sales and the Company shares a similar approach to managing the prospect/customer pipeline to ensure optimal customer conversion.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

April 15, 2024

FOIA Confidential Treatment

requested by Progress Software Corporation

pursuant to 17 C.F.R. § 200.83

Certain confidential information identified by “[***]” has been omitted.

The Company has a mix of customers across its products in vertical industries that include B2B, B2C, and B2B2C businesses and all of the products have a global footprint, with the majority of the Company’s revenue coming from the Americas and Northern European markets. The Company also considered the fact that some of its products are sold directly, while others are sold indirectly through ISVs and OEMs. Irrespective of channel, our enterprise software products are sold to customers and used in the development, deployment, and management of business applications. Whether we sell direct to a developer or to a development organization within an ISV or OEM, the use of our products is similar.

Based on the above considerations, among others, the Company’s products have similar customers.

•	Regulatory Requirements:

The nature of the regulatory environment is generally similar for all of our products.

Based on the Company’s analysis, including the factors described above, the Company concluded that all of its products are sufficiently similar such that additional disclosure is not required by ASC 280-10-50-40. We further believe that the information that is provided in accordance with the guidance in ASC 606-10-55-90 relating to the timing of revenue recognition by type (i.e. License, Maintenance and Service) and geography in Note 14 to the Financial Statements obviates the need for additional product line revenue.

The Company provides a qualitative discussion of products in Part I, Item 1. Business, Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, and on earnings calls to help investors and other readers get a general understanding of our product offerings and allow them to compare our product portfolio to those of competitors, but these references were not intended to distinguish products based on economic characteristics. The objectives and basic principles of segment reporting outlined in ASC 280 are intended to help financial statement users better understand an entity’s different types of business activities, the different economic environments in which it operates, its performance, and its prospects for future net cash flows. The Company believes its products are so similar that presenting the information separately would not significantly add to an investor’s understanding of the future prospects of the Company.

Based on the above considerations, including the existing disclosures provided in Note 14 to the consolidated financial statements, the Company respectfully advises the Staff that it does not believe any additional disclosures by product type are necessary. The Company will continue to evaluate its analysis in connection with its periodic reporting.

The following is a breakdown of revenue for each of the products identified on pages 4 and 5 of the Company’s Form 10-K for the fiscal year ended November 30, 2023:

[***]

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

April 15, 2024

FOIA Confidential Treatment

requested by Progress Software Corporation

pursuant to 17 C.F.R. § 200.83

Certain confidential information identified by “[***]” has been omitted.

We appreciate the Staff’s time and attention. I am available to discuss the Staff’s comments and our responses, as needed.

Sincerely,

/s/ Anthony Folger

Anthony Folger

Executive Vice President and Chief Financial Officer

cc: YuFan Stephanie Wang, Chief Legal Officer and Secretary of the Company

Jon Venick, DLA Piper LLP (US)

Era Anagnosti, DLA Piper LLP (US)

Eric Forni, DLA Piper LLP (US)